Exhibit 99.21

Novadaq Reports Fiscal 2010 Full-Year and Fourth Quarter

Financial Results

Toronto, Ontario – March 28, 2011 – Novadaq® Technologies Inc. (TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, today announced its financial results for the fiscal year and fourth quarter ended December 31, 2010. Unless otherwise indicated, all dollar amounts in this press release are expressed in United States (U.S.) dollars.

“Fiscal 2010 was about achieving key milestones to continue to drive the adoption of SPY technology. Use of SPY in plastic reconstructive surgery continued to gain momentum during the first nine months of the year, which led to the signing of our sales and marketing agreement with LifeCell™ in September 2010. LifeCell™ is the market leader in plastic reconstruction and gastrointestinal surgery and, therefore, the partnership agreement significantly increased our distribution capabilities. In addition, we completed the integration of SPY technology into the Intuitive Surgical® da Vinci® robotic system. The integrated system is now FDA cleared and we are pleased that Intuitive has already initiated a limited U.S. market launch,” said Dr. Arun Menawat, Novadaq’s President and CEO.

Dr. Menawat continued, “We also invested in building manufacturing capacity in 2010 and today we believe that Novadaq has the technical resources, the capacity and capital required to meet the anticipated growing demand for our devices. Our priorities in 2011 include continuing to work closely with our industry leading partners to drive the deeper adoption of SPY technology amongst surgeons performing plastic reconstruction, head and neck, gastrointestinal, robotic and many other complex surgical procedures,” concluded Menawat.

Corporate Highlights

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Increased recurring revenues for the SPY Imaging System by 44% for the full fiscal year of 2010 and by 9% in Q-4 2010 compared to Q-4 2009 even after sharing revenues with LifeCell™ in Q-4 2010. The majority of the increase is attributed to the increasing adoption of SPY in plastic reconstructive surgery.

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Completed the final milestone of the license and development agreement with Intuitive Surgical, Inc., in August of 2010 and recognized $5M in milestone payments. Subsequent to year-end, Intuitive received 510(k) clearance for the integrated visualization system from the U.S. Food and Drug Administration and began a U.S. limited launch for the product in key opinion leading centers. Novadaq has begun exclusive supply of the critical hardware and disposable products required to perform fluorescence imaging during robotic procedures.

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Signed a five-year, exclusive North American sales and marketing agreement with LifeCell™ Corporation in September of 2010 for distribution of the SPY Imaging System in the plastic reconstructive, gastrointestinal and head and neck surgical markets. LifeCell™ is a leader in taking innovation from concept to full adoption and is recognized for delivering best-in-class professional education, conducting exemplary clinical studies and providing superior reimbursement support. At the time of signing, Novadaq transferred its core sales team to LifeCell™, resulting in a decrease in Novadaq’s selling costs while positioning LifeCell™ to continue to effectively drive momentum for SPY. Following a pilot launch in Q4 2010, LifeCell™ trained its entire selling organization on Novadaq’s latest generation SPY system designed specifically for LifeCell’s markets, SPY Elite®, at the end of January 2011 and commenced full product launch in February 2011.

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Continued to support our existing cardiac SPY and TMR business through a small, focused sales team. Subsequent to year-end, completed the acquisition of substantially all of the TMR assets from PLC Medical.

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As at December 31, 2010, Novadaq had cash of $5,597,407. Subsequent to the year-end, the Company successfully raised gross proceeds of CDN $15,000,000 from a private placement, strengthening the balance sheet.

Conference Call

Novadaq is pleased to invite all interested parties to participate in a conference call today, March 28, at 10:00 AM Eastern Time during which these results will be discussed.

Those wishing to access the live conference call by telephone should dial 1-877-407-0778 (within Canada and the United States) or 1-201-689-8565 (international callers) several minutes prior to the beginning of the call. A telephonic replay of the conference call will be made available until midnight on April 28, 2011 and can be accessed by dialing 1-877-660-6853 (within Canada and the United States) or 1-201-612-7415 (international callers) and entering the account number 286 and the conference identification number 369378 when prompted.

The call will also be audio webcast live and archived for 365 days on the company’s website at http://www.novadaq.com under the “Events” tab in the Investor’s section. In addition, a replay of the call will be available for download to a portable audio player or computer, as an MP3 or podcast file, at the same location on Novadaq’s website.

About Novadaq Technologies Inc.

Novadaq Technologies develops and markets real-time fluorescence imaging technologies for use in the operating room. The Company’s core technology platform, SPY imaging, provides clinically relevant, anatomic and physiologic images during a wide variety of complex open and minimally invasive surgical (“MIS”) procedures. SPY empowers surgeons treating life-threatening illnesses such as breast, colon and other cancers and cardiovascular disease to more effectively treat vascular blockages and assess tissue perfusion. More than 40 peer-reviewed publications demonstrate that SPY imaging leads to fewer post-operative complications and reduced hospital costs. The SPY imaging System is cleared by the United States Food and Drug Administration (“FDA”) for real-time use during open and MIS surgical procedures. The endoscopic SPY System combines all of the capabilities of SPY imaging with state-of-the-art high definition (“HD”) visible light visualization offered by conventional endoscopes. Novadaq announced its first alliance with Intuitive Surgical®, Inc., in January 2009, to integrate SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System. The integrated system received FDA 510(k) clearance to market in February 2011. In addition, in September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, a Kinetic Concepts (“KCI”), Inc. Company, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgery. Novadaq’s cardiac surgery products, including SPY imaging for cardiac applications and a Heart Laser™ System targeted at improving heart surgeries, are marketed through a direct sales team. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, results of future clinical tests of PINPOINT, SPY endoscopic technology and the SPY Imaging System, anticipated financial performance, business prospects, strategies, regulatory developments, market acceptance and future commitments.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact

ICR, LLC

Sherry Bertner

Managing Director

646-277-1247

sherry.bertner@icrinc.com

Additional financial information on following pages

Novadaq Technologies Inc.

CONSOLIDATED BALANCE SHEETS

[expressed in U.S. dollars]

As at December 31

	2010 $	2009 $
ASSETS
Current
Cash and cash equivalents	5,597,407	2,524,958
Accounts receivable	1,434,964	1,398,593
Current portion of prepaid expenses and other receivables	1,193,423	2,003,681
Inventory	778,984	1,017,268

Total current assets	9,004,778	6,944,500

Long-term investments	—	150,000
Property and equipment, net	1,202,468	1,762,554
Prepaid expenses and other receivables	144,456	189,148
Deferred development costs	405,195	405,195
Intangible assets, net	1,563,288	7,273,564

	12,320,185	16,724,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	3,441,174	3,254,575
Current portion of deferred warranty revenue	549,865	710,365
Current portion of deferred sales and marketing revenue	800,000	—
Current portion of deferred license and development revenue	—	3,000,000

Total current liabilities	4,791,039	6,964,940

Long-term debt	3,891,753	3,527,700
Income taxes payable	24,066	48,979
Deferred warranty revenue	190,609	238,158
Deferred sales and marketing revenue	2,933,333	—

Total liabilities	11,830,800	10,779,777

Commitments and contingencies
Shareholders’ equity
Share capital	87,947,441	81,188,324
Contributed surplus	7,670,358	6,882,280
Warrants	916,560	—
Deficit	(96,044,974)	(82,125,420)

Total shareholders’ equity	489,385	5,945,184

	12,320,185	16,724,961

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

[expressed in U.S. dollars]

	2010		2009
	3 mos. ended December 31 $	12 mos. ended December 31 $	3 mos. ended December 31 $	12 mos. ended December 31 $
REVENUE
Product sales	2,010,388	8,621,940	1,476,433	6,810,442
Milestone revenue	—	5,000,000	—	—
Service revenue	266,029	1,290,644	312,462	1,414,213

Total revenue	2,276,417	14,912,584	1,788,895	8,224,655
Cost of sales	1,250,278	6,575,350	1,053,234	4,609,652

Gross profit	1,026,139	8,337,234	735,661	3,615,003

OPERATING EXPENSES
Sales and marketing	1,341,265	6,876,290	1,882,695	7,289,674
Research and development	1,420,520	4,815,727	1,027,520	3,799,145
General and administration	877,774	3,426,885	1,026,594	3,459,424
Depreciation	39,653	237,381	96,342	398,493
Amortization	330,056	881,671	271,694	1,196,434
Write-down of inventory	—	426,600	158,571	424,950
Write-down of intangible asset	—	4,828,605	1,327,774	1,327,774
Loss (gain) on foreign exchange	(1,183)	11,628	17,537	124,626

Total operating expenses	4,008,085	21,504,787	5,808,727	18,020,520

Loss before the following	(2,981,946)	(13,167,553)	(5,073,066)	(14,405,517)
Interest expense	(165,488)	(643,100)	(174,791)	(534,264)
Impairment of long-term investments	—	(125,000)	—	—
Interest income	4,650	16,099	1,796	11,676

Loss before income taxes	(3,142,784)	(13,919,554)	(5,246,061)	(14,928,105)
Income tax expense	—	—	(61,226)	(61,226)

Net loss and comprehensive loss for the year	(3,142,784)	(13,919,554)	(5,307,287)	(14,989,331)

Deficit, beginning of year	(92,902,190)	(82,125,420)	(76,818,133)	(67,136,089)

Deficit, end of year	(96,044,974)	(96,044,974)	(82,125,420)	(82,125,420)

Basic and diluted loss per share	(0.11)	($0.51)	(0.22)	($0.61)

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[expressed in U.S. dollars]

	2010		2009
	3 mos. Ended December 31 $	12 mos. Ended December 31 $	3 mos. Ended December 31 $	12 mos. Ended December 31 $

OPERATING ACTIVITIES
Net loss for the year	(3,142,784)	(13,919,554)	(5,307,287)	(14,989,331)
Add (deduct) items not involving cash
Depreciation and amortization	529,362	1,766,541	468,181	2,235,715
Write-down of inventory	—	426,600	158,571	424,950
Write-down of intangible assets	—	4,828,605	1,327,774	1,327,774
Leasehold improvement write-down	—	—	66,605	66,605
Non-cash interest expense	—	—	153,478	153,478
Imputed interest expense	94,404	364,053	83,629	280,208
Impairment of long-term investments	—	125,000	—	—
Stock-based compensation	205,307	813,633	192,957	648,594

	(2,313,711)	(5,595,122)	(2,856,092)	(9,852,007)
Net change in deferred revenue and deferred charge	(127,143)	1,649,279	1,974,528	1,974,528
Net change in non-cash working capital balances related to operations	(506,938)	(438,883)	(1,529,513)	1,618,248

Cash used in operating activities	(2,947,792)	(4,384,726)	(2,411,077)	(6,259,231)

FINANCING ACTIVITIES
Issuance of convertible debentures, net of transaction costs	—	—	—	5,062,409
Issuance of common shares and warrants, net of transaction cost	—	7,610,157	—	—
Issuance of common shares, net	4,880	39,964	—	4,989

Cash provided by financing activities	4,880	7,650,121	—	5,067,398

INVESTING ACTIVITIES
Purchase of property and equipment, net	(194,848)	(324,784)	(122,221)	(282,478)
Redemption of long-term investments	—	25,000	—	50,000

Cash used in investing activities	(194,848)	(299,784)	(122,221)	(232,478)

Foreign exchange loss on cash held in foreign currency	64,580	106,838	(4,472)	(42,564)

Net increase (decrease) in cash and cash equivalents	(3,073,180)	3,072,449	(2,537,770)	(1,466,875)
Cash and cash equivalents, beginning of year	8,670,587	2,524,958	5,062,728	3,991,833

Cash and cash equivalents, end of year	5,597,407	5,597,407	2,524,958	2,524,958